Rasna Therapeutics, Inc.
420 Lexington Ave. Suite 2525
New York, NY 10170

June 21, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jim B. Rosenberg
Re:     Rasna Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed September 28, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 21, 2016
File No. 333-191083
Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2017 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).
The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1.     We have reviewed your response to prior comment one. We do not believe your response provides sufficient support that the NPM1 molecular target had alternative future uses on the acquisition date. While it appears that you hoped that you would develop various drugs using the NPM1 molecular target upon acquisition date, it does not appear that you had identified any specific R&D projects (i.e. drug candidates) on the acquisition date. In this regard, your response indicates you identified actinomycin D and other small molecular drug candidates subsequent to the acquisition. Please revise your financial statements to expense the NPM1 molecular target as of the acquisition date in accordance with ASC 730-10-25.

We respectfully disagree with the Staff’s position that the NPM1 molecular target did not have alternative future uses on the acquisition date for the following reasons.

Background

On December 17, 2013, the Company’s shareholder, Panetta Partners Limited, transferred 5,000,000 of its shares in Arna Therapeutics Limited to Eurema Consulting S.r.l. and 5,000,000 shares in Arna Therapeutics Limited to TES Pharma S.r.l as noted in the Written Resolutions of the Sole Director Agreement. In exchange for the shares, Panetta Partners Limited obtained intellectual property in the form of in-process research and development (“IPR&D”) from TES Pharma S.r.l and Eurema Consulting S.r.l. The IPR&D, further explained below, was developed by Prof. Falini, who was one of the founders of Arna and the sole shareholder of Eurema Consulting S.r.l. Panetta Partners Limited then assigned the IPR&D to Arna Therapeutics Limited, which was accounted for as a capital contribution.

IPR&D Acquired

The IPR&D acquired in exchange for shares was the right to use the NPM1 research and conclusions reached by Prof. Falini. In 2005, Prof. Falini discovered the mutation of the nuclephosmin (NPM1) gene encoding for a nucleolar protein with shuttling and chaperone properties that exerts multiple functions. Subsequently, Prof.. Falini’s team showed that NPM1-mutated AML is a critical genetic lesion in AML (the “Platform Technology”) and may represent an appealing target for development of molecularly tailored therapies. Since then, several other investigators have confirmed his original discovery.

State of IPR&D Acquired

No further development was necessary on the acquired Platform Technology in order to conduct our research projects, as noted below; the research and related conclusion was already reached and documented by Prof.. Falini. The Company acquired this knowledge and the rights to Prof. Falini’s research regarding the same. The knowledge that the NPM1 mutated gene was a key factor in AML led to hypothesis by the Company scientists about what currently available drugs could be re-purposed, or what compound could be developed to affect the NPM1 mutation, and therefore treat AML. The Company planned to use this Platform Technology as the basis for future research and development projects planned at the date of acquisition. No further research was necessary to prove that the NPM1 gene mutations were common to AML patients. Further, the research projects mentioned below had not kicked off until the IPR&D was acquired to provide basis for the projects.

Research projects planned by Rasna at the time of the acquisition

The following research projects were identified at the time of acquisition to use the Platform Technology, in its then-current-state:

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Actinomycin D: Use of currently available drug to treat the genetic mutation of NPM1: Use of Actinomycin D, a commercially available drug, to affect NPM1-mutated AML cells to determine the outcome of the drug’s ability to induce nucleolar stress by interfering with ribosome biogenesis through inhibition of RNA polymerase. In short, the goal of this research was to determine the outcome of using a drug that contained non-mutated NPM1 genes to treat certain mutations of the NPM1 mutated gene.

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NPM1: Develop a new Compound to treat the genetic mutation of NPM1: Development of a small molecular chemical entity to target the NPM1 mutated gene in AML patients. The goal of this research was to develop a separate chemical entity, rather than non-mutated NPM1 genes, to treat AML patients.

Both of these research and development programs were not initiated prior to the acquisition, rather they were initiated subsequent to the asset acquisitions

Key timelines for projects noted above:

Actinomycin D

•	2005: Prof. Falini discovered NPM1 mutation (Falini B, Mecucci C, Tiacci E, et al. Cytoplasmic nucleophosmin in acute myelogenous leukemia with a normal karyotype. N Engl J Med. 2005; 352: 254-266).

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2011: Further research by Prof. Falini’s group led to the hypothesis that NPM1 mutated gene could be use as a therapeutic target and Falini published an article on this aspects: Blood. 2011 Jan 27;117(4):1109-20.

•	July 2013: Term sheet for Panetta Partners to acquire Platform Technology agreed to by Panetta Partners, TES Pharma and Eurema.

•	July 2013: Consultancy agreement entered into between Panetta Partners and Prof. Falini

•	December 2013: Acquisition of Platform Technology: Investment Agreement executed and Shares Issued/Platform Technology transferred to the Company

•	December 2013 and 2014: Prof. Falini group proceeded to develop animal model to explore NPM1 gene as a therapeutic target: Leukemia (2 September 2014)

•	2014: Prof. Falini treated first patient (60 YO) with Act D in 2014 and the clinical response to treatment was encouraging (New England Journal of Medicine - September, 2015)

•	2015/2016: Prof. Falini treated 10 patients with Act D and clinical response was confirmed (NEJM article)

•	2015: ACT-D patent was filed

•	2016: Rasna scientist filed a patent for composition of matter for formulated Actinomycin D

•	November 2016: Consultancy agreement with Prof. Falini and Dr. Martelli for ACT D from AIFA approval to Market, based on milestones ( total value : €500,000)

•	February 2017: Contract with vendor Ascendia (GMP, formulation, non-particle formulation development).

•	February 2017: Contract with vendor Particle Sciences (formulation of ACT D).

•	May 2017: Contract with vendor Agilux - Charles River (in-vivo PK analysis).

As noted in the timeline above, in connection with research described above, the team has discovered and identified a novel lead compound, which is currently undergoing preclinical studies for optimization and formulation of a small molecular chemical entity to target the NPM1 mutated gene in AML patients. Rasna submitted patent applications covering this class of novel compounds for treatment of NPM1 mutated AML patients on September 14, 2015.

NPM1

•	July 2013: Consultancy agreement entered into with Prof. Pellicciari (TES Pharma)

•	December 2013: Acquisition of Platform Technology: Investment Agreement executed and Shares Issued/Platform Technology transferred to the Company

•	December 2013: Consultancy agreement between ARNA and TES Pharma, for discovery and development of a small molecular inhibitor of NPM1

•	2014: Discovered and developed assays to identify NPM1 inhibitor.

•	May 2016: first amendment to the original agreement between Rasna Therapeutics Ltd and TES Pharma, in order to include research activity for a lead small molecular inhibitor for NPM1.

•	March 2017: Extension Agreement between Rasna Research Inc and TES Pharma, in order to complete activity as included on the first amendment agreement.

Research is continuing on this research project, with funds committed in 2017 and expected to continue for the foreseeable future.

Guidance

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 730-10-25-2c, Accounting for Research and Development Costs - Intangible Assets Purchased From Others, “the costs of intangible assets that are purchased from others for use in research and development activities that have alternative future use should be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

Guidance - Alternative Future Use Concept

The concept of alternative future use exists for an asset acquisition when determining whether the costs of assets should be capitalized or immediately expensed as incurred. AICPA’s Accounting & Valuation Guide - Assets Acquired to Be Used in Research and Development Activities (the “Guide”) provides definitions and examples of alternative future use in connection with asset acquisitions.

The Guide further states in 3.14: “For an asset acquired in an asset acquisition for use in R&D activities to have an alternative future use, the task force believes that (a) it is reasonably expected that the reporting entity will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use, and (b) the reporting entity’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date).”
In Section 3.15, the guide clarifies that if the asset was acquired for a current R&D project that had already commenced prior to the date of acquisition, or if the future use was dependent upon the outcome of a current project, the criteria of alternative future use would not be met.

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This was not the facts in the Company’s case; the contemplated research projects noted above had not begun as of the date of the asset acquisition, and were not dependent on each other, thereby supporting that there was an alternative future use at the time of acquisition.

Further, the Guide notes in Section 3.18 that alternative future use has been met when it is reasonably expected that the reporting entity will use the intangible asset being acquired in its current condition in another currently identifiable R&D project to be commenced at a future date.

•
As noted in the background section above, and discussed further below, the Company asserts that the Platform Technology acquired, which is the IPR&D leading to the conclusion that NPM1 mutated AML was a critical genetic lesion in AML, was purchased so that future research projects could determine what compounds or other drugs could be used to treat the NPM1 mutation and treat AML patients. The Company’s R&D projects were not ongoing at the time of the purchase; they were initiated after the asset acquisition, therefore it appears that there was an alternative future use at the time of acquisition.

Following the accounting guidance set forth in the Guide, should the asset being evaluated meet the requirements of the alternative use concept, the cost of that asset should be capitalized at the date of the acquisition.

Discussion

As noted in the background section of this memo, the Company acquired the Platform Technology in December 2013. After the acquisition in December 2013, management embarked on research and development projects. The first was research of the effect of using non-mutated genes to treat AML patients with certain mutations of the NPM1 gene, and the second was development of a chemical compound to treat AML patients with certain mutations of the NPM1 gene. The hypothesis of using non-mutated genes to treat AML patients, and the related clinical study that followed after acquisition of the IPR&D, was published in the New England Journal of Medicine in September 2015, based on the treatment’s trial carried out since April 2014 on a 60-year-old patient with NPM1-mutated AML showing complete remission.

Both of these research and development projects began after the asset was acquired and were based upon the research and development that was performed before the acquisition in 2013 - research that proved that NPM1-mutated AML is a critical genetic lesion in AML. In particular, the Consultancy Agreement that was signed in December 2013 between ARNA and TES Pharma, for discovery and development of a small molecular inhibitor of NPM1 is evidence that the NPM1 research project did not begin before the Platform Technology acquisition that occurred immediately before. Management considers both of the intended projects to be evidence that management will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use. In addition, the Company’s use of the Platform Technology acquired is not contingent on further development of the Platform Technology.
Further, both research projects continue currently, therefore supporting that one research project was not dependent on the other.

Conclusion

The Platform Technology acquired in connection with the Panetta Partners Limited shares exchange, when purchased, in its then current state, was the basis for the new future research and development projects. Such research and development projects, in which the Company anticipates economic benefit to be derived from, were contemplated and intended at the date of the Platform Technology acquisition and were separate and distinct from research and development projects that existed prior to and at the date of the acquisition.

Based on the above considerations, Management concluded that the Platform Technology acquired had alternative future uses at the date of the acquisition, and capitalized the cost of the acquired assets on the date of acquisition. Further, the asset was recorded as an indefinite lived intangible at the date of acquisition, as its useful life extended beyond the then-current horizon. The two research projects noted above are still ongoing with forecasted 2017 total forecasted expenditures of $830,960 and €314,000 for the first and second research project noted above, respectively, based on current R&D agreements in place.

Sincerely,

/s/ Tiziano Lazzaretti

Tiziano Lazzaretti